                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 11)*

                         Intek Diversified Corporation
-----------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.01 per share
-----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  458134 10 3
                                 --------------
                                 (CUSIP Number)


                               Nicholas R. Wilson
                                    Chairman
                         Intek Diversified Corporation
                         5800 West Jefferson Boulevard
                       Los Angeles, California  90016
-----------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November  15, 1995
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.





__________________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 458134 10 3                            13D
Page 2 of 5 Pages

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Simmonds Capital Limited (f/k/a Simmonds Communications Ltd.)

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ] (b) [ ]


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

            WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                               [ ]

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada

                            7     SOLE VOTING POWER

                                  3,110,850
       NUMBER OF
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                      --
     EACH REPORTING
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                  3,110,850

                           10     SHARED DISPOSITIVE POWER

                                      --

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,110,850


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            29.5%

    14      TYPE OF REPORTING PERSON*

            CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


         The Schedule 13D filed on March 7, 1994 (the "Schedule 13D") and amended on March 29, 1994 ("Amendment No. 1"), on July 22, 1994 ("Amendment No. 2"), on September 23, 1994 ("Amendment No. 3"), on April 10, 1995 ("Amendment No. 4"), on May 10, 1995 ("Amendment No. 5"), on June 5, 1995 ("Amendment No. 6"), on June 9, 1995 ("Amendment No. 7"), on June 26, 1995 ("Amendment No. 8"), on July 10, 1995 ("Amendment No. 9") and on August 9, 1995 ("Amendment No. 10") on behalf of Simmonds Capital Limited (f/k/a Simmonds Communications Ltd.) ("SCL") is hereby further amended as follows:

ITEM 2.  IDENTITY AND BACKGROUND.
         ------------------------
         The first sentence of Item 2 is hereby amended by deleting in its entirety the name "Simmonds Communications Ltd." and replacing such phrase with the following: "Simmonds Capital Limited (f/k/a Simmonds Communications Ltd.)."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------
         Item 3 is amended by deleting paragraph (g) in its entirety and inserting in its stead the following new paragraph (g):

                 (g) As of June 30, 1995, SCL entered into a Purchase Agreement with Intek (the "Purchase Agreement;" a copy of which is attached hereto as EXHIBIT M and incorporated herein), as subsequently amended by the Amendment to Purchase Agreement dated as of October 31, 1995 and the Second Amendment to Purchase Agreement dated November 15, 1995 (copies of which are attached hereto as EXHIBIT N and EXHIBIT O respectively and incorporated herein), pursuant to which SCL has agreed to sell its commercial wireless and communications business, consisting of the distribution of two-way radio communication products for use in commercial, industrial and governmental markets and the design, construction and project management of two-way radio networks (hereafter, the "SCL Commercial Wireless Communications Business"), for the aggregate consideration of 15,000,000 shares of Common Stock and the assumption of certain liabilities and obligations of the SCL Commercial Wireless Communications Business, as follows:

                          (i)     At the Closing, Intek would exchange
                                  13,500,000 Common Shares for all of the
                                  outstanding capital stock of SCL, Inc.
                                  ("SCLI"), a Delaware corporation and wholly owned subsidiary of SCL. SCLI owns all of the capital stock of Midland International Corp., a Delaware corporation ("MIC"); and

                          (ii) At the Closing, Intek would exchange an additional 1,500,000 Common Shares for those assets of the following entities which are used in the SCL Commercial Wireless Communications Business:

                                  (A)   SCL Systems & Infrastructure, an
                                        unincorporated division of SCL
                                        ("Systems"), and

                                  (B)   Midland International Ltd., an Ontario
                                        corporation and wholly-owned subsidiary
                                        of SCL ("MIL"); and

                          (iii) At the Closing, Intek would assume and pay or discharge all past, present and future obligations and liabilities of MIC, Systems and MIL and all obligations of SCL directly related to the SCL Commercial Wireless Communications Business as they exist at the Closing (the "Closing Date Debt") subject to adjustment as provided below. At the Closing, the Closing Date Debt would be consolidated into one or more promissory notes of Intek, SCLI, MIL, MIC, or Systems, as appropriate, in favor of SCL (the "Notes") and will bear interest at an annual rate of ten percent (10%) payable over a





                               Page 3 of 5 Pages
                                  three year period as provided in Section 2 of the Second Amendment to Purchase Agreement. SCL is obligated to take such action as may be necessary in SCL's judgment to maintain shareholder's equity ("Shareholders' Equity") in the SCL Commercial Wireless Communications Business of not less than $1,000,000 as of September 30, 1995. SCL also has agreed to reduce the Closing Date Debt so that the ratio of the Closing Date Debt to Shareholders' Equity is less than 15:1 as of the Closing Date. The principal amount of the Notes will be reduced to the extent necessary to cause the ratio of the debt of the SCL Commercial Wireless Communications Business to Shareholders' Equity to be not more than 15:1. In consideration for such reduction, Intek will issue to Seller such number of non-voting, cumulative, convertible preferred shares, par value $100 each (the "Preferred Shares"), of Intek so that the total par value of such shares shall be equal to the amount of such reduction. The terms of the Preferred Shares will provide for a cumulative dividend at the rate of 10% per annum, conversion of the Preferred Shares at any time at a conversion price equal to the average trading price of Intek's common stock for the ten trading days preceding the Closing Date and redemption at Intek's election at a redemption price equal to par value plus unpaid cumulative dividends.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------
         Item 4 is amended by deleting the text of the section labeled "INTEK'S ACQUISITION OF THE SCL COMMERCIAL WIRELESS COMMUNICATIONS BUSINESS" and inserting in its stead the following:

                 Pursuant to the Letter of Intent, as of June 30, 1995, SCL and Intek entered into the Purchase Agreement, as subsequently amended, pursuant to which Intek would acquire, subject to obtaining approval of the shareholders of Intek to an increase in the authorized capital stock of Intek and the satisfaction of certain other conditions, the SCL Commercial Wireless Communications Business in exchange for 15,000,000 Common Shares and Intek's assumption of the liabilities and obligations of the SCL Commercial Wireless Communications Business. In connection with Intek's assumption of such liabilities, Intek may also issue to SCL Preferred Shares. (See paragraph (g) of Item 3). The Purchase Agreement provides for the transfer, at Closing, to Intek of all of the capital stock of SCLI (which owns all of the capital stock of MIL) and of the assets and certain of the liabilities of Systems and MIL used in or arising from the SCL Commercial Wireless Communications Business.

                 If the transactions contemplated by the Purchase Agreement are consummated in accordance with the terms thereof and there is no other change in the number of outstanding Common Shares or the number of Common Shares beneficially owned by SCL, SCL would be, as of the Closing, the beneficial owner of 78% of the Common Stock of Intek (without taking into account any Common Shares that would be issuable upon conversion of any Preferred Shares issues to SCL), and as such would be able to control the outcome of any votes of the Shareholders of Intek requiring a majority vote.

                 Sections 5.8 and 6.2 of the Purchase Agreement contemplate that a shareholder meeting will be convened to amend Intek's Certificate of Incorporation to increase the authorized Common Shares to 60,000,000 shares (or such smaller number as SCL and Intek may agree to) and to authorize the issuance of sufficient Preferred Shares and that a certificate of designation setting forth the terms of the Preferred Shares shall have been filed with the Secretary of State of Delaware prior to the Closing Date.

ITEM 7.  EXHIBITS.
         ---------
         Item 7 is amended by adding at the end thereof the following new exhibit:

               Exhibit N - First Amendment to Purchase Agreement
               Exhibit O - Second Amendment to Purchase Agreement





                               Page 4 of 5 Pages

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                SIMMONDS CAPITAL LIMITED




                                November 27, 1995
                                -----------------------------------------
                                               (Date)


                                /s/David C. O'Kell
                                -----------------------------------------
                                              (Signature)


                                David C. O'Kell, Executive Vice President
                                and Secretary
                                ------------------------------------------
                                            (Name/Title)





                               Page 5 of 5 Pages

                                                                       EXHIBIT N

                        AMENDMENT TO PURCHASE AGREEMENT

                 THIS AMENDMENT TO PURCHASE AGREEMENT, dated as of October 31, 1995 (this "Amendment"), is made by and between INTEK DIVERSIFIED CORPORATION, a Delaware corporation ("Buyer"), and SIMMONDS CAPITAL LTD. (fka Simmonds Communications Ltd.), an Ontario corporation ("Seller").

                 WHEREAS, Buyer and Seller entered into a Purchase Agreement, dated as of June 30, 1995 (the "Agreement"), providing for the sale to Buyer of certain shares of a subsidiary of Seller, SCL, Inc. ("SCLI"), and certain assets owned by Midland Systems (fka SCL Systems & Infrastructure), a division of Seller ("Systems"), and by Midland International Ltd., a subsidiary of Seller, which shares and assets comprise Seller's wireless communications business; and

                 WHEREAS, Seller and Buyer wish to amend certain terms of the Agreement as set forth in this Amendment;

                 NOW, THEREFORE, in consideration of the respective covenants and agreements contained herein, Seller and Buyer agree as follows:

         1. DISCLOSURE SCHEDULES. Seller and Buyer agree that the disclosure schedules referred to in Sections 3.21 and 4.24 will be delivered and reviewed pursuant to such Sections by November 15, 1995.

         2. TERMINATION DATE. Section 7.1(b) is hereby amended to change the date by which the transactions contemplated by the Agreement must be consummated from October 31, 1995 to January 31, 1996.

         3. DEFINED TERMS. Capitalized terms not defined herein shall have the meanings given to them in the Agreement.

         4. EFFECT OF THIS AGREEMENT. Except as specifically set forth herein, the terms and provisions of the Agreement shall remain in full force and effect.

                 IN WITNESS WHEREOF, the parties hereto have caused their duly authorized representatives to execute this Amendment as of the date first above written.

                                                SIMMONDS CAPITAL LTD.

                                                By: /s/ John Simmonds
                                                   --------------------------
                                                Its: President
                                                    -------------------------

                                                INTEK DIVERSIFIED CORPORATION

                                                By: /s/ David Neibert
                                                   --------------------------
                                                Its: Director
                                                   --------------------------

                                                                       EXHIBIT O

                     SECOND AMENDMENT TO PURCHASE AGREEMENT


                 THIS SECOND AMENDMENT TO PURCHASE AGREEMENT, dated as of November 15, 1995 (this "Amendment"), is made by and between INTEK DIVERSIFIED CORPORATION, a Delaware corporation ("Buyer"), and SIMMONDS CAPITAL LTD. (f/k/a Simmonds Communications Ltd.), an Ontario corporation ("Seller").

                 WHEREAS, Buyer and Seller entered into a Purchase Agreement, dated as of June 30, 1995 (the "Agreement"), providing for the sale to Buyer of certain shares of a subsidiary of Seller, SCL, Inc. ("SCLI"), and certain assets owned by Midland Systems (f/k/a SCL Systems & Infrastructure), a division of Seller ("Systems"), and by Midland International Ltd., a subsidiary of Seller, which shares and assets comprise Seller's wireless communications business (the "Business"); and

                 WHEREAS, Buyer and Seller entered into an Amendment to Purchase Agreement, dated as of October 31, 1995 (the "First Amendment"); and

                 WHEREAS, Seller and Buyer wish to further amend certain terms of the Agreement as set forth in this Amendment;

                 NOW, THEREFORE, in consideration of the respective covenants and agreements contained herein, Seller and Buyer agree as follows:

         1. MAY BALANCE SHEETS AND SCHEDULE 1. Seller and Buyer agree that the May Balance Sheets and Schedule 1, required to be delivered by Seller to Buyer pursuant to Sections 1.3 and 1.4 of the Agreement, have been delivered by Seller and reviewed by Buyer, and Buyer waives its right to terminate the Agreement pursuant to Section 1.4 of the Agreement.

         2. DEBT TO SELLER. Section 1.5 of the Agreement is hereby amended by deleting it in its entirety and substituting therefor the following:

                 "At the Closing, Seller shall deliver to Buyer a schedule (the "Closing Date Debt Schedule") setting forth the amount of debt that would be owing to Seller in respect of SCLI, MIC, Systems and MIL as of the Closing Date (the "Closing Date Debt") and the repayment terms, if any, of the Closing Date Debt. The Closing Debt Schedule shall itemize all amounts owing with respect to transactions that occurred after September 30, 1995. The Closing Date Debt Schedule shall be accompanied by a certificate of Seller's Chief Financial Officer, certifying that the Closing Date Debt Schedule is complete and accurate. At the Closing, all of the Closing Date Debt shall be consolidated into one or more promissory notes of Buyer or of SCLI, MIL, Systems or MIL, as appropriate, in favor of Seller (the "Notes"), with interest at an annual rate of ten percent (10%), payable quarterly on the last day of each calendar quarter commencing with the calendar quarter which begins immediately following the final determination of the adjusted amount of the Notes pursuant to the remainder of this Section 2, and the principal balance payable in three installments equal to 20%, 40% and 40% of such balance, payable on the first, second and third anniversary dates of the final determination of the adjusted amount of the Notes pursuant to the remainder of this Section 2; provided, however, that the inter-company debt and the principal amount of the Note shall be adjusted pursuant to the following provisions of this Section 2.

                           (a) Seller shall take such actions as may be necessary it its reasonable judgment to ensure that the shareholders' equity of the Business as of September 30, 1995, based on the audited balance sheet as of that date, shall be not less than $1,000,000.

                           (b) Seller shall also take such actions as may be necessary in its reasonable judgment to reduce the amount of the debt that would be owing to Seller in respect of the Business as of the Closing Date so that the ratio of total debt of the Business to shareholders' equity as of the Closing Date is not more than 15:1. The shareholders' equity of the Business as of the Closing shall be determined by as soon as practicable following the Closing, by adjusting the shareholders' equity set forth on the audited balance sheet of the Business as of December 31, 1995, for transactions between December 31, 1995 and the Closing. As promptly as possible following completion of the audited financial statements as of and for the year ended December 31, 1995, Seller shall prepare and deliver to Buyer a balance sheet and a statement of operations of the Business as of the Closing Date, including the consolidated operations of SCLI, MIC, Systems and MIL (the "Closing Date Statements").

                           (c) In consideration for the resulting reduction in the principal amount of the Notes pursuant to subparagraph
                 (b), Buyer shall issue to Seller such number of non-voting, cumulative, convertible preferred shares, par value $100 each, of Buyer so that the total par value of such shares shall equal the full amount of the reduction of the aggregate principal amount of the Notes pursuant to subparagraph (b). The terms of the preferred shares shall provide for a cumulative dividend at the rate of 10%, conversion of the preferred shares into shares of common stock at any time at the election of the holder at a conversion price equal to the average trading price of Buyer's common stock for the ten trading days preceding the Closing Date and redemption at the election of Buyer at any time at a redemption price equal to the par value plus unpaid cumulative dividends."

         3. DISCLOSURE SCHEDULES. Seller and Buyer agree that the disclosure schedules referred to in Sections 3.21 and 4.24 have been delivered and reviewed pursuant to such Sections and each of Seller and Buyer waives its respective right to terminate the Agreement pursuant to such Sections.

         4. CONDITIONS TO OBLIGATIONS OF SELLER TO CLOSE. Section 6.2 of the Agreement shall be amended by adding at the end thereof the following:

                 (f) The report of Arthur Andersen LLP, independent accountants for Buyer, on the financial condition and results of operations of Buyer as of and for the nine months ended September 30, 1995, shall not contain a qualification based on Buyer's inability to continue as a going concern.

                 (g) The Board of Directors of Buyer shall have adopted a resolution, in form and substance reasonably acceptable to Seller, setting forth the terms of the preferred shares to be issued to Seller pursuant to Section 1.6 of this Agreement and a certificate of designations setting forth a copy of such resolution shall have been filed with the Secretary of State of Delaware in accordance with
         Section 151 of the Delaware General Corporation Law.

         5. CONDITIONS TO OBLIGATION OF BUYER TO CLOSE. Section 6.3 of the Agreement shall be amended by adding at the end thereof the following:

                 "(h)     The fairness opinion referred to in subparagraph (d)
         of this Section 6.3 shall have been revised and updated to reflect the terms of this Amendment.

                  (i) The report of Ernst & Young, independent accountants for MIC, on the financial condition and results of operations of MIC as of and for the nine months ended September 30, 1995, shall not contain a qualification based on MIC's inability to continue as a going concern.

         6. DEFINED TERMS. Capitalized terms not defined herein shall have the meanings given to them in the Agreement.

         7. EFFECT OF THIS AMENDMENT. Except as specifically set forth herein, the terms and provisions of the Agreement shall remain in full force and effect.


                 IN WITNESS WHEREOF, the parties hereto have caused their duly authorized representatives to execute this Amendment as of the date first above written.


                                                SIMMONDS CAPITAL LTD.

                                                By: /s/ John Simmonds
                                                   --------------------------
                                                Its: President
                                                    -------------------------

                                                INTEK DIVERSIFIED CORPORATION

                                                By: /s/ Steven L. Wasserman
                                                   --------------------------
                                                Its: Secretary
                                                    ------------------------